British Columbia Securities Commission
Quarterly and Year End Report
BC Form 51-901F
(previously Form 61)

ISSUER DETAILS NAME OF ISSUER Nettron. Com, Inc.	FOR QUARTER ENDED September 30, 2003	DATE OF REPORT YY/MM/DD 03/11/26
ISSUER’S ADDRESS #208 – 828 Harbourside Drive
CITY PROVINCE North Vancouver BC	POSTAL CODE V7P 3R9	ISSUER FAX NO. 604-904-9431	ISSUER TELEPHONE NO. 604-904-8481
CONTACT NAME Douglas E. Ford	CONTACT POSITION Director		CONTACT TELEPHONE NO. 604-904-8481
CONTACT EMAIL ADDRESS N/A	WEBSITE ADDRESS N/A
CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE ›› “Signed”	PRINT FULL NAME Douglas E. Ford	DATE SIGNED YY/MM/DD 03/11/26
DIRECTOR’S SIGNATURE ›› “Signed”	PRINT FULL NAME Edward D. Ford	DATE SIGNED YY/MM/DD 03/11/26

Nettron.Com Inc. (Expressed in Canadian Dollars) (Unaudited - Prepared by Management) Schedule B
September 30, 2003

1.	Direct Costs There are no direct costs to disclose

2.	Share Capital See Note 2 in the September 30, 2003 financial statements for a summary of share capital transactions during the three-month period ended September 30, 2003

3.	Related Party Transactions See Note 3 in the September 30, 2003 financial statements for a summary of related party transactions during the three-month period ended September 30, 2003

4.	List of Directors and Officers As at September 30, 2003, the directors and officers of Nettron.Com, Inc. are as follows:

M. Glen Kertz – President Edward D. Ford – Director Douglas E. Ford – Secretary & Director Gary E. Read – Director Larry F. Robb - Director Malcolm E. Rogers, Jr. - Director

Nettron.Com Inc. (Expressed in Canadian Dollars) (Unaudited - Prepared by Management) Schedule C
September 30, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto. The consolidated financial statements have been prepared in accordance with Canadian GAAP.

As of September 30, 2003, due to difficulties encountered in raising financing, the Company has substantially reduced its activity in the interactive dating service business, has accumulated losses totalling $3,184,217 and had a working capital deficiency of $192,203. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing. The Company has been exploring business opportunities that might allow the Company to restart commercial operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might arise from this uncertainty.